NEWS RELEASE

New Directors Join the Board of ALDA

November 15, 2012 - Vancouver, British Columbia, Canada: ALDA Pharmaceuticals Corp. (the “Company”) is pleased to announce that Eugene Beukman and Tom Kennedy have joined the Board of Directors of the Company, effective immediately.

Mr. Beukman is the Corporate Counsel of the Pender Group of Companies, a position he has held since January 1994. He graduated from the Rand University of Johannesburg, South Africa with a Bachelor of Law degree and a Bachelor of Law Honors Postgraduate degree in 1987.  He has over thirty years experience in the acquisition of assets and joint ventures. He is President and Director of a number of publically traded companies on the TSX-V.

Mr. Kennedy is a graduate of the University of British Columbia having received his Bachelor of Commerce & Business Administration degree in 1973 and his Juris Doctor degree in 1974.  Mr. Kennedy was admitted to the British Columbia Bar in 1975 and has practiced law for 36 years.  After 7 years of employment with the Canadian Federal Department of Justice, Mr. Kennedy has primarily focused as a legal, financial and business consultant to publicly-traded companies. Mr. Kennedy is currently a member of the Law Society of British Columbia, the Canadian Bar Association and the British Columbia Bar Association, and an Associate member of the American Bar Association.  Mr. Kennedy currently serves in positions as CEO, President, Vice-President and Secretary of several TSX Venture Exchange and CNSX publicly traded companies, primarily focused on mineral exploration.

Mr. Beukman and Mr. Kennedy replace Dr. Ronald Zokol and Dr. Linda Allison who have served as Directors since 2003 and have resigned from the Board as of November 13, 2012.  The Company wishes to express its gratitude to Dr. Zokol and Dr. Allison for their long service as Directors and wishes them well in their future endeavours.

On behalf of:

ALDA Pharmaceuticals Corp.

Terrance G. Owen, Ph.D., MBA President and CEO owen.terrance@gmail.com

604-862-3439

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves ALDA’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. ALDA generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to ALDA as of the date of this release, and ALDA assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of ALDA and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.